UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549
                                            SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                                  Biosite Inc.
--------------------------------------------------------------------------------
                                     (Name of Issuer)

                                       Common Stock
--------------------------------------------------------------------------------
                              (Title of Class of Securities)

                                    90945106
--------------------------------------------------------------------------------
                                      (CUSIP Number)

                               September 30, 2004
--------------------------------------------------------------------------------
                  (Date of Event which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                         Page 1 of 11 Pages

                                             SCHEDULE 13G

   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bluewater Investment Management Inc.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                               (b) [X]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Toronto, Ontario, Canada

                           5      SOLE VOTING POWER
                                  984,611
   NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
                           6      SHARED VOTING POWER
                                   Nil

                           7      SOLE DISPOSITIVE POWER
                                  984,611

                           8      SHARED DISPOSITIVE POWER
                                  Nil

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            984,611

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            |_|

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            6.20%

    12      TYPE OF REPORTING PERSON
            CO

Item 1.    (a).   Name of Issuer: Biosite Inc.

           (b).   Address of Issuer's Principal Executive Offices:

                  11030 Roselle Street
                  San Diego, California
                  U.S.A.
                  92121

Item 2.    (a).    Name of Person Filing:

                   Bluewater Investment Management Inc.

           (b). Address of Principal Business Office or, if none, Residence:

                Suite 1502, Box 63
                150 King Street West
                Toronto, Ontario
                Canada
                M5H 1J9

           (c). Citizenship or Place of Organization:

                Organized in Toronto, Ontario, Canada

           (d). Title of Class of Securities: Common Stock

           (e). CUSIP Number: 90945106

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
               (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
               (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c.);
               (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e)[x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
               (f)[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii) (F);
               (g)[ ]    A  parent   holding   company  or  control   person  in
                         accordance with section 240.13d-1(b)(1)(ii)(G);
               (h)[ ]    A savings  associations  as defined in section  3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
               (j)[ ]    Group,  in  accordance  with  section   240.13d-1(b)(1)
                         (ii)(J).

Item 4.            Ownership.

Item 1.

           (a).   Amount  beneficially  owned:

                  984,611

           (b).   Percent of class:

                  6.20%

           (c).   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:                984,611

           (ii) Shared power to vote or to direct the vote:              Nil

           (iii)Sole power to dispose or to direct the  disposition of:  984,611

           (iv) Shared power to dispose or to direct the disposition of: Nil



Item 5.           Ownership  of Five  Percent  or Less of a  Class:   [ ]

                  Not Applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.


                                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          IRONWOOD CAPITAL MANAGEMENT, LLC

Date:  October 6, 2004    By:  /s/ Dina DeGeer
                               -----------------------------------
                               Dina DeGeer